                                                                    EXHIBIT 99.1


                               PURCHASE AGREEMENT



         This Agreement is entered into as of April 30, 2002 by Stericycle, Inc., a Delaware corporation ("Stericycle"), and James H. Shepherd ("Jim"), James Michael Shepherd ("Mike") and Richard T. McElhannon ("Richard"), residents of the State of Arkansas (Jim, Mike and Richard each individually a "Seller" and together the "Sellers").

                                   Background:

         A. Each Seller own certain shares of common stock of 3CI Complete Compliance Corporation, a Delaware corporation ("3CI").

         B. In addition, two of the Seller possess certain profit-sharing rights, and all three of the Sellers possess certain other rights, under a settlement agreement entered into in January 1996 with 3CI and other parties (the "Settlement Agreement"), and all three of the Seller possess certain rights under related agreements securing 3CI's obligations under the Settlement Agreement.

         C. Stericycle desires to buy the Sellers' shares of stock in 3CI and to receive an assignment of the Sellers' respective rights under the Settlement Agreement with 3CI and the related agreements securing 3CI's obligations, and the Sellers desire to sell their respective shares of stock in 3CI to Stericycle and to assign to Stericycle their respective rights under the Settlement Agreement and under the related agreements securing 3CI's obligations under the Settlement Agreement, upon the terms and subject to the conditions of this Agreement.

         Now, therefore, in consideration of their mutual promises, the parties agree as follows:

         1.     DEFINITIONS

         Capitalized terms used in this Agreement without otherwise being defined are defined as follows:

                3CI SHARES means, in respect of each Seller, the shares that he owns of the following shares of 3CI Stock, and means, in respect of the three Sellers, all of the following 932,770 shares of 3CI Stock:

                      (a) the 525,000 shares of 3CI Stock constituting the
                "Original Shares" as that term is defined in Section 3(a) of the Settlement Agreement;

                      (b) the 250,000 shares of 3CI Stock constituting the
                "Additional Shares" as that term is defined in Section 3(a) of the Settlement Agreement;

                      (c) the 145,470 shares of 3CI Stock constituting the
                "Earnout Shares" as that term is defined in Section 3(a) of the Settlement Agreement; and

                      (d) 12,300 shares of 3CI stock other than the shares
                constituting "Original Shares," "Additional Shares" or "Earnout Shares" as those terms are defined in Section 3(a) of the Settlement Agreement.

         The 3CI Shares are respectively owned by Jim, Mike and Richard as shown on the attached EXHIBIT A, which also identifies the certificates representing the 3CI Shares by certificate number and number of shares represented.

                3CI STOCK means 3CI's common stock, par value $.01 per share.

                ASSIGNED INTERESTS means, in respect of each Seller, his rights, title, interest and estate in, to and under (i) the Settlement Agreement, (ii) each of the Security Documents and (iii) each other contract, agreement or instrument creating any right against, obligation on or liability of either 3CI or WSI, and means in respect of the three Sellers, all of their respective rights, title, interest and estate in, to and under (i) the Settlement Agreement, (ii) each of the Security Documents and (iii) each other contract, agreement or instrument creating any right against, obligation on or liability of either 3CI or WSI. The term "Assigned Interests" includes (but is not limited to):

                      (a)    the Profit Sharing Rights; and

                      (b)    the Put Rights.

                LAWSUIT means the lawsuit that Jim, Mike and Richard filed in June 1995 against 3CI and other defendants in the Circuit Court of Hot Springs County, Arkansas (No. C.V. 95-1441-1), which was subsequently removed to the United States District Court for the Western District of Arkansas, Hot Springs Division (Civil Action No. HS-C-95-6056) and later transferred (in November 1996) to the United States District Court for the Western District of Louisiana.

                LIEN means any lien, security interest, claim, community property interest, equitable interest, option, pledge, right of first refusal or other encumbrance or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

                PROFIT SHARING RIGHTS means the respective rights of Jim and Mike under Section 3(b) of the Settlement Agreement to a specified percentage of the "Net Income Before Income Taxes" of the "MedWaste Division" as those terms are respectively defined in Sections 2(a) and 2(b) of the Settlement Agreement.

                PUT RIGHTS means the put options granted to Jim, Mike and Richard, separately and jointly, under Section 3(c) of the Settlement Agreement.



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                SECURITY DOCUMENTS means all security agreements, mortgages, deeds of trust, financing statements and other agreements, documents and instruments entered into or made or given by any one or more of 3CI, WSI, 3CI Acquisition Corp./A/Med, a Delaware corporation, and 3CI Acquisition Corp./AMTC, a Delaware corporation, to secure the performance of the respective obligations of 3CI and WSI under the Settlement Agreement or to modify or perfect the security given. The term "Security Documents" includes (but is not limited to):

                      (a) the Security Agreement/Collateral Chattel Mortgage
                dated January 30, 1996 entered into by 3CI, 3CI Acquisition Corp./A/Med and 3CI Acquisition Corp./AMTC, as the debtors, and Jim, Mike and Richard, as the secured parties;

                      (b) the Deed of Trust and Security Agreement dated January
                30, 1996 entered into by 3CI Acquisition Corp./A/Med, as the debtor, and Jim, Mike and Richard, as the secured parties;

                      (c) the Leasehold Mortgage and Security Agreement dated
                January 30, 1996 by 3CI Acquisition Corp./A/Med, as the debtor, and Jim, Mike and Richard, as the secured parties;

                      (d) the Deed of Trust and Security Agreement dated January
                30, 1996 entered into by 3CI, as the debtor, and Jim, Mike and Richard, as the secured parties; and

                      (e) the Intercreditor and Subordination Agreement entered
                into in February 1996 by WSI and Jim, Mike and Richard, as amended by a First Amendment effective as of December 20, 1996.

                SETTLEMENT AGREEMENT means the Settlement Agreement and Release of All Claims dated January 10, 1996 entered into by Jim, Mike and Richard, as releasors, and 3CI, Georg Rethmann, Hermann Niehaus, Jurgen Thomas, Charles Crochet and WSI, as releasees, in settlement of the claims of the releasors against the releasees in the Lawsuit. A copy of the Settlement Agreement is attached to this Agreement as EXHIBIT B.

                WSI means Waste Systems, Inc., a Delaware corporation. WSI is a wholly-owned direct subsidiary of Stericycle and the majority stockholder in 3CI.

         2.     PURCHASE PRICE

         The purchase price for the 3CI Shares and the Assigned Interest is $1,860,920 (the "Purchase Price"), allocated among Jim, Mike and Richard as follows:

                           SELLER                            PURCHASE PRICE

                James H. Shepherd.........................  $     [omitted]
                James Michael Shepherd....................        [omitted]
                Richard T. McElhannon.....................        [omitted]
                                                            $     1,860,920



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         3.     PURCHASE AND SALE

         Concurrently with the execution and delivery of this Agreement:

                (a) Stericycle has paid the Purchase Price to the Sellers by a wire transfer of $1,860,920 in immediately available funds to the following accounts designated by the Sellers:

                    [Omitted]

                (b) the Sellers have delivered to Stericycle the stock certificates representing their respective 3CI Shares, each certificate duly endorsed for transfer to Stericycle by the Seller in whose name the certificate is registered or accompanied by a duly executed assignment separate from certificate.

                (c) the Sellers have delivered to Stericycle an assignment, in form and substance acceptable to the parties and their counsel, effective to assign, transfer and convey to Stericycle all of the Sellers' respective Assigned Interests, including (but not limited to) all of their respective rights, title, interest and estate in, to and under the Profit Sharing Rights and the Put Rights (the assignment of the Sellers' Profit Sharing Rights being effective for all payments by 3CI in respect of any period beginning after March 2002);

                (d) Jim has delivered to Stericycle his written resignation as an employee of 3CI;

                (e) the Sellers have delivered to 3CI all confidential and other information relating to 3CI's business and operations in their respective possession or control (including, but not limited to, the business and operations of the "MedWaste Division" as that term is defined in Section 2(b) of the Settlement Agreement);

                (f) the Sellers have delivered to Stericycle, on its own behalf and on behalf of 3CI and WSI, a release, in form and substance acceptable to the parties and their counsel, effective to release and waive all the Sellers' respective claims of any kind against 3CI, WSI or Stericycle arising or accruing or relating to any matter or event occurring prior to the date of this Agreement; and

                (g) 3CI and WSI have each delivered its written confirmation (by consent to the assignment referred to in Paragraph 3(c)), signed on its behalf by its president or a vice president, to the effect that, insofar as it is concerned, each Seller's Assigned Interests are assignable to Stericycle in accordance with the terms of this Agreement.

         4.     SELLERS' REPRESENTATIONS AND WARRANTIES.

         To induce Stericycle to enter into this Agreement, each Seller severally (but not jointly) represents and warrants to Stericycle as follows:



                                      -4-
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                (a) He is the owner of record, beneficial owner and holder of his 3CI Shares (as listed opposite his name on EXHIBIT A), free and clear of any Liens (other than restrictions on transfer under the federal Securities Act of 1933, as amended, and state securities laws), and to his knowledge, the other Sellers' 3CI Shares (as listed opposite their respective names on EXHIBIT A) constitute all of their respective "Original Shares," "Additional Shares" and "Earnout Shares" as those terms are defined in Section 3(a) of the Settlement Agreement.

                (b) He is the owner and holder of his Assigned Interests, free and clear of any Liens, and to his knowledge, the other Sellers' Assigned Interests constitute all of their rights, title, interest and estate in, to and under the Settlement Agreement and each of the Security Documents.

                (c) Assuming the consent of 3CI and WSI, as described in Paragraph 3(g), his Assigned Interests are assignable to Stericycle in accordance with the terms of this Agreement, and he has never assigned, transferred, waived, released or modified any of his rights, title, interest or estate in, to or under the Settlement Agreement or any of the Security Documents (other than pursuant to this Agreement).

                (d) He is not a party to or bound by (i) any shareholders agreement, buy-sell agreement, option agreement or other contract or agreement (other than the Settlement Agreement or this Agreement) relating to the sale, transfer or other disposition of any of his 3CI Shares or all or part of his Assigned Interests or (ii) any voting trust, proxy or other contract or agreement relating to the voting of any of his 3CI Shares.

                (e) He has the legal capacity and the requisite power and authority to execute, deliver and perform this Agreement.

                (f) This Agreement constitutes a legal, valid and binding obligation of his , enforceable against him in accordance with its terms, except as enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law), including, for purposes of this exception, judicial reformation of the type contemplated by Paragraph 6(e).

                (g) His execution, delivery and performance of this Agreement will not, either directly or indirectly (and with or without notice or the passage of time or both), result in a breach of or default under any contract or agreement to which he is a party or by which he is bound or result in the imposition or creation of a Lien upon any of his 3CI Shares.

                (h) To his knowledge, each of the representations and warranties made by the other Sellers in this Paragraph 4 is true and correct.




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         5.     STERICYCLE'S REPRESENTATIONS AND WARRANTIES

         To induce the Sellers to enter into this Agreement, Stericycle represents and warrants to the Sellers as follows:

                (a) Stericycle is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform its obligations under all contracts and agreements.

                (b) Stericycle has the power and authority to execute, deliver and perform this Agreement, and its execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate action.

                (c) This Agreement constitutes a legal, valid and binding obligation of Stericycle, enforceable against it in accordance with its terms, except as enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

                (d) Stericycle's execution, delivery and performance of this Agreement will not, either directly or indirectly (and with or without notice or the passage of time or both), violate or conflict with Stericycle's certificate of incorporation or bylaws or result in a breach of or default under any contract or agreement to which Stericycle is a party or by which it is bound.

                (e) Stericycle is purchasing the 3CI Shares for its own account, for investment purposes, and not with a present view to the further sale or distribution of the 3CI Shares.

                (f) Stericycle acknowledges that its purchase of the 3CI Shares will not have been registered under the federal Securities Act of 1933, as amended, or registered or qualified under any state securities laws in reliance by the Sellers on specific exemptions from registration or qualification that may depend upon, among other things, the bona fide nature of Stericycle's investment intent.

         6.     NONCOMPETITION

                (a) As used in this Paragraph 6, the following terms have these meanings:

                      BUSINESS means a person, proprietorship, partnership,
                joint venture, limited liability company, corporation, enterprise or other entity, whether proprietary or not-for-profit.



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                      CAPACITY means as an employee, sole proprietor, partner,
                joint venturer, limited liability company member, shareholder, consultant, adviser, principal, agent, lender, seller, buyer, supplier, vendor, consultant or in any other capacity or role.

                      COMPETING BUSINESS means a Business that (i) engages in
                the collection, transport, treatment or disposal of regulated medical waste or in one or more other Protected Activities (ii) from or at a location anywhere in any state in the United States in which Stericycle or any direct or indirect subsidiary of Stericycle (including, but not limited to, 3CI) currently operates a treatment facility, transfer station or collection site.

                      PROTECTED ACTIVITIES means (i) the collection,
                transportation, treatment and disposal of regulated medical waste, (ii) the provision of related training and education programs and consulting services or (iii) the manufacture, sale and distribution of containers for the collection of regulated medical waste, including "sharps." In Mike's case, however (and only in Mike's case), Protected Activities shall not include consulting services that Mike renders to a generator of medical waste for its in-house waste management program as long as (and only as long as) all of the following conditions are satisfied:
                (i) Mike is not affiliated in any Capacity with a Competing Business, (ii) Mike does not recommend to the medical waste generator the services of a Competing Business and (iii) unless Mike has received 3CI's prior written authorization to provide consulting services to the generator in question, the medical waste generator was not a customer of 3CI or Stericycle, or of any direct or indirect subsidiary of 3CI or Stericycle, on the date that for any reason Mike ceases to be an employee of 3CI.

                      RESTRICTED PERIOD means, in Jim's case and Richard's case, the period beginning on the date of this Agreement and ending on the fifth anniversary of the date of this Agreement, and means, in Mike's case, the period beginning on the date that for any reason he ceases to be an employee of 3CI and ending on the fifth anniversary of that date.

                (b) To induce Stericycle to enter into this Agreement, each Seller agrees that he will not directly or indirectly do any of the following, regardless of the Capacity in which he is acting:

                      (1) accept employment with, engage in, acquire any form of financial interest in, or render compensated or uncompensated advisory or other services to any Competing Business (but this restriction shall not apply to the Seller's direct or indirect beneficial ownership of not more than 1% of the issued and outstanding stock of any corporation whose stock is available to the general public on a national securities exchange or the NASDAQ national market system);

                      (2) solicit or attempt to solicit for a Competing Business any customer or

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                account of Stericycle or 3CI with which Stericycle or 3CI did business at any time during the three years ending on the date of this Agreement; and

                      (3) solicit for employment or hire away any employee of
                Stericycle or 3CI, regardless of whether the employee is full-time, part-time or temporary, or is employed on an "at will" basis or pursuant to a written agreement.

                (c) The consideration for the restrictions in Paragraph 6(b) consists of the Purchase Price and, in Mike's case only, an additional $[omitted] payable in 12 equal monthly installments beginning on the first day of the first month following the month in which for any reason he ceases to be an employee of 3CI and continuing on the first day of each of the next 11 months. The additional $[omitted] payable to Mike shall be subject to the following condition and right of acceleration:

                      (1) Stericycle's obligation to make payments to Mike shall be suspended for the duration of any period of violation by Mike of any restriction in Paragraph 6(b) and for any period of litigation that Stericycle institutes to enforce the restriction.

                      (2) If Stericycle defaults in any payment to Mike and the
                default continues for seven days after Mike gives written notice of the default to Stericycle (sent by certified mail to Stericycle at its principal executive offices, which are currently located at 28161 North Keith Drive, Lake Forest, Illinois 60045), Mike may accelerate the remaining monthly installments and declare the entire amount due, with interest payable on the amount due from the date of acceleration until paid at a fluctuating rate equal at all times to 3.0% above the rate of interest that Bank of America, N.A. announces as it prime or equivalent rate of interest. Acceleration shall require a second written notice to be given to Stericycle, in the same manner as the first notice, at any time after the seven-day cure period and before Stericycle cures its default.

                (d) The restrictions in Paragraph 6(b) shall be in effect for the Restricted Period. The duration of the Restricted Period shall be extended, in respect of the Seller in question, for a period equal to the duration of any period of violation by the Seller of any restriction and for any period of litigation that Stericycle institutes to enforce the restriction.

                (e) The Sellers stipulate that a Seller's violation of any of the restrictions in Paragraph 6(b) would result in immediate and irreparable injury and harm to Stericycle unless injunctive relief were granted, and that money damages for the violation would be both difficult to determine and inadequate to compensate Stericycle for its injury. The Sellers accordingly agree that in the event that a Seller violates any of the restrictions in Paragraph 6(b), Stericycle shall be entitled to obtain a temporary restraining order and a preliminary and permanent injunction to prevent the Seller's continued violation, without the necessity of proving actual damages or posting any bond or security. This right to injunctive relief shall be in addition to any other remedies to which Stericycle may be entitled. If Stericycle prevails in its lawsuit against the Seller, the Seller shall pay Stericycle's attorneys' fees and court costs in prosecuting its lawsuit.

                (f) The Sellers stipulate that if the court in which Stericycle seeks injunctive relief determines that any of the restrictions in Paragraph 6(b) are too broad in scope or territorial application to be legally valid and enforceable, or that the duration of any restriction is too long to be legally valid and enforceable, the scope, area or duration may be reduced to limits that the court considers reasonable and, as so reduced, the restriction may be enforced against the Seller.

         7.     INDEMNIFICATION

         Stericycle agrees that it will indemnify and hold each Seller harmless from any liability, cost, expense or claim which he may suffer or incur as a result of his assignment of his Assigned Rights (other than by reason of a matter constituting the breach of any representation or warranty in Paragraph 4) or as a result of any act or omission of Stericycle with respect to the Assigned Rights arising or accruing on or after the date of this Agreement.

         8.     SURVIVAL

         The representations and warranties in Paragraphs 4 and 5 shall survive Stericycle's payment of the Purchase Price and the Sellers' delivery of their 3CI Shares and assignment of their Assigned Interests, and continue in force indefinitely.

         9.     PAYMENTS BY THIRD PARTIES

         In the event that after the date of this Agreement, any Seller receives any payments, distributions or other amounts from 3CI or any other third party in respect of the Seller's 3CI Shares or his Assigned Interests, the Seller shall promptly turn over to Stericycle the payment, distribution or other amount received. To facilitate Stericycle's exercise and enjoyment of its rights under the Assigned Interests, Stericycle may act in any Seller's name but for its own interest and account.

         10.    ADDITIONAL ACTIONS

         The Sellers agree that, without additional consideration and promptly upon Stericycle's request, they shall furnish such further information, execute and deliver such other documents and do such other acts and things, as Stericycle reasonably requests for the purpose of carrying out the intent of this Agreement.

         11.    GOVERNING LAW

                (a) This Agreement shall be governed by the laws of the State of Arkansas except for the interpretation and enforcement of Paragraph 6, which shall be governed by the laws of the State of Illinois, where Stericycle's principal executive offices are located,

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         without regard to Illinois conflicts of laws principles. The Sellers acknowledges that Stericycle believes that the restrictions in Paragraph 6(b) may be more readily enforced under Illinois law than under Arkansas law; and in order to provide additional assurance to Stericycle, the Sellers have agreed, despite their residence in the State of Arkansas, to the application of Illinois law to the interpretation and enforcement of Paragraph 6(b).

                (b) The Sellers and Stericycle consent to the enforcement of this Agreement in the United States District Court for the Northern District of Illinois, the United States District Court for the Western District of Arkansas, the Circuit Court of Cook County, Illinois, and the Circuit Court of Hot Spring County, Arkansas, and consent to the personal jurisdiction of those courts.

         12.    BINDING EFFECT

         This Agreement shall apply to, be binding in all respects upon and inure to the benefit of parties and their respective heirs, legal representatives, successors and assigns.

         13.    COUNTERPARTS

         This Agreement may be executed in any number of counterparts, but all counterparts shall constitute one and the same instrument.

         14.    COMPLETE AGREEMENT

         This Agreement together with any Exhibits (which are hereby incorporated by reference word for word) constitutes the entire agreement between the parties with regard to the subject matter, and no other agreement, statement, promise, or practice between the parties relating to the subject matter shall be binding upon the parties. All prior and contemporaneous agreements, whether written or oral, are merged in this Agreement. This Agreement may be changed only by a written amendment signed by the parties.


                                         STERICYCLE, INC.


                                         By     /s/ Frank J.M. ten Brink
                                              --------------------------------
                                                Frank J.M. ten Brink
                                                Executive Vice President and
                                                  Chief Financial Officer


                                                /s/ James H. Shepherd
                                              --------------------------------
                                                JAMES H. SHEPHERD


                                                /s/ James Michael Shepherd
                                              --------------------------------
                                                JAMES MICHAEL SHEPHERD


                                                /s/ Richard T. McElhannon
                                              --------------------------------
                                                RICHARD T. MCELHANNON

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                                   EXHIBIT A


                                   [Omitted]